March 10, 2010

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:  H. Roger Schwall

Re:	J & J Snack Foods Corp.
Form 10-K for the Fiscal Year Ended September 26, 2009
Filed December 8, 2009
Form 10-Q for the Fiscal Quarter Ended December 26, 2009
Filed January 21, 2010
Schedule 14 A Definitive Proxy Statement
Filed December 22, 2009
File No. 0-14616

Dear Mr. Schwall:

In response to your letter dated February 26, 2010, this is to request an extension of time in which to file our response.  I have spoken to Gary Newberry of your office who advised that an extension to March 19, 2010 should not be a problem.

Thank you for your consideration.

Very truly yours,

/s/ Dennis G. Moore

Dennis G. Moore
Senior Vice President and Chief Financial Officer